EXHIBIT 4.3

WEST BANCORPORATION, INC.
2017 EQUITY INCENTIVE PLAN
RESTRICTED STOCK AWARD AGREEMENT
The Participant specified below is hereby granted a restricted stock award (the “Award”) by WEST BANCORPORATION, INC., an Iowa corporation (the “Company”), under the WEST BANCORPORATION, INC. 2017 EQUITY INCENTIVE PLAN (the “Plan”). The Award shall be subject to the terms of the Plan and the terms set forth in this Restricted Stock Award Agreement (“Award Agreement”).
Section 1.Award. The Company hereby grants to the Participant the Award of restricted stock, which represents the right of the Participant to enjoy the number of Covered Shares set forth in Section 2 below free of restrictions once the Restricted Period ends, subject to the terms of this Award Agreement and the Plan.

Section 2.Terms of Restricted Stock Award. The following words and phrases relating to the Award shall have the following meanings:

(a)The “Participant” is ______________________________.

(b)The “Grant Date” is ______________________________.

(c)The number of “Covered Shares” is ______________________ Shares.

Except for words and phrases otherwise defined in this Award Agreement, any capitalized word or phrase in this Award Agreement shall have the meaning ascribed to it in the Plan.
Section 3.Restricted Period.

(a)The “Restricted Period” for each installment of Covered Shares set forth in the table immediately below (each, an “Installment”) shall begin on the Grant Date and end as described in the schedule set forth in the table immediately below; provided that the Participant’s Termination of Service has not occurred prior thereto:

Installment	Restricted Period will end on:
[___]% of Covered Shares	[Date/Event/Other Condition]
[___]% of Covered Shares	[Date/Event/Other Condition]
[___]% of Covered Shares	[Date/Event/Other Condition]

(b)The Installments shall vest in whole increments only.

(c)Notwithstanding the foregoing provisions of this Section 3, the Restricted Period for all the Covered Shares shall cease immediately and such Covered Shares shall become fully vested immediately upon the Participant’s Termination of Service due to the Participant’s Disability or the Participant’s death.

(d)Upon a Change in Control, the Award shall be treated in accordance with Section 4.1 of the Plan.

(e)Except as set forth in Section 3(c) and Section 3(d) above, if the Participant’s Termination of Service occurs prior to the expiration of one or more Restricted Periods, the Participant shall forfeit all rights, title and interest in and to any Installment(s) still subject to a Restricted Period as of such Termination of Service[; provided, however, that if the Participant’s Termination of Service occurs due to the Participant’s Retirement, any unvested Covered Shares held by the Participant as of such Retirement shall continue to vest in accordance with Section 3(a) above, provided that the Participant executes a general waiver and release of claims against the Company and its Subsidiaries in a form reasonably acceptable to the Company within 30 days following the Participant’s Retirement and the Participant does not revoke such waiver and release of claims, and provided, further, that the Participant does not compete, in which case the Participant shall forfeit all rights, title and interest in and to any Installment(s) still subject to a Restricted Period].

Section 4.Delivery of Shares. Delivery of Shares or other amounts under this Award Agreement and the Plan shall be subject to the following:

(a)Compliance with Applicable Laws. Notwithstanding any other provision of this Award Agreement or the Plan, the Company shall have no obligation to deliver any Shares or make any other distribution of benefits under this Award Agreement or the Plan unless such delivery or distribution complies with all applicable laws and the applicable rules of any securities exchange or similar entity.

(b)Certificates Not Required. To the extent that this Award Agreement and the Plan provide for the issuance of Shares, such issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any securities exchange or similar entity.

Section 5.Withholding. All deliveries of Covered Shares shall be subject to withholding of all applicable taxes. The Company shall have the right to require the Participant (or if applicable, permitted assigns, heirs and Designated Beneficiaries) to remit to the Company an amount sufficient to satisfy any tax requirements prior to the delivery date of any Shares in connection with the Award. Except as otherwise provided by the Committee, such withholding obligations may be satisfied (a) through cash payment by the Participant, (b) through the surrender of Shares that the Participant already owns or (c) through the surrender of Shares to which the Participant is otherwise entitled under the Plan; provided, however, that except as otherwise specifically provided by the Committee, such Shares under clause (c) may not be used to satisfy more than the maximum individual statutory tax rate for each applicable tax jurisdiction, or such lesser amount as established by the Company.

Section 6.Non-Transferability of Award. The Award, or any portion thereof, is not transferable except as designated by the Participant by will or by the laws of descent and distribution or pursuant to a domestic relations order. Except as provided in the immediately preceding sentence, the Award shall not be assigned, transferred, pledged, hypothecated or otherwise disposed of by the Participant in any way whether by operation of law or otherwise, and shall not be subject to execution, attachment or similar process. Any attempt at assignment, transfer, pledge, hypothecation or other disposition of the Award contrary to the provisions hereof, or the levy of any attachment or similar process upon the Award, shall be null and void and without effect.

Section 7.Dividends. The Participant shall be entitled to receive dividends and distributions paid on any Installment during the Restricted Period applicable to such Installment (other than dividends and distributions that may be issued with respect to Shares by virtue of any corporate transaction, to the extent adjustment is made pursuant to Section 3.4 of the Plan); provided, however, that no dividends or distributions shall be payable to or for the benefit of the Participant with respect to record dates for such dividends or distributions occurring before the Grant Date or on or after the date, if any, on which the Participant has forfeited the respective Covered Shares. [Notwithstanding the foregoing, the dividends and distributions paid on each Installment during the Restricted Period shall be withheld by the Company for the Participant’s account and shall be distributed to the Participant upon the expiration of the Restricted Period applicable to such Installment, provided, however, that if such Installment is forfeited the Participant shall have no right to such dividends or distributions.]

Section 8.Voting Rights. The Participant shall be entitled to vote the Covered Shares during the Restricted Period applicable to each Installment; provided, however, that the Participant shall not be entitled to vote Covered Shares with respect to record dates occurring before the Grant Date or on or after the date, if any, on which the Participant has forfeited those Covered Shares.

Section 9.Deposit of Restricted Stock Award. All Shares issued with respect to Covered Shares shall be registered in the name of the Participant and shall be retained by the Company, or an agent of the Company, until the end of the Restricted Period applicable to such Covered Shares.

Section 10.Heirs and Successors. This Award Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring all or substantially all of the Company’s assets or business. If any rights of the Participant or benefits distributable to the Participant under this Award Agreement have not been settled or distributed at the time of the Participant’s death, such rights shall be settled for and such benefits shall be distributed to the Designated Beneficiary in accordance with the provisions of this Award Agreement and the Plan. The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form as the Committee may require. The Participant’s designation of beneficiary may be amended or revoked from time to time by the Participant in accordance with any procedures established by the Committee. If a Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any benefits that would have been provided to the Participant shall be provided to the legal representative of the estate of the Participant. If a Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the provision of the Designated Beneficiary’s benefits under this Award Agreement, then any benefits that would have been provided to the Designated Beneficiary shall be provided to the legal representative of the estate of the Designated Beneficiary.

Section 11.Administration. The authority to manage and control the operation and administration of this Award Agreement and the Plan shall be vested in the Committee, and the Committee shall have all powers with respect to this Award Agreement as it has with respect to the Plan. Any interpretation of this Award Agreement or the Plan by the Committee and any decision made by the Committee with respect to this Award Agreement or the Plan shall be final and binding on all persons.

Section 12.Plan Governs. Notwithstanding any provision of this Award Agreement to the contrary, this Award Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the office of the Corporate Secretary of the Company. This Award Agreement shall be subject to all interpretations, amendments, rules and regulations promulgated by the Committee from time to time. Notwithstanding any provision of this Award Agreement to the contrary, in the event of any discrepancy between the corporate records of the Company and this Award Agreement, the corporate records of the Company shall control.

Section 13.Not an Employment Contract. Neither the Award nor this Award Agreement shall confer on the Participant any rights with respect to continuance of employment or other service with the Company or a Subsidiary, nor shall they interfere in any way with any right the Company or a Subsidiary may otherwise have to terminate or modify the terms of the Participant’s employment or other service at any time.

Section 14.Amendment. Without limitation of Section 17 and Section 18 below, this Award Agreement may be amended in accordance with the provisions of the Plan, and may otherwise be amended in writing by the Participant and the Company without the consent of any other person.

Section 15.Governing Law. This Award Agreement, the Plan and all actions taken in connection herewith and therewith shall be governed by and construed in accordance with the laws of the State of Iowa, without reference to principles of conflict of laws, except as superseded by applicable federal law.

Section 16.Validity. If any provision of this Award Agreement is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Award Agreement shall be construed and enforced as if such illegal or invalid provision had never been included herein.

Section 17.Section 409A Amendment. The Award is intended to be exempt from Code Section 409A and this Award Agreement shall be administered and interpreted in accordance with such intent. The Committee reserves the right (including the right to delegate such right) to unilaterally amend this Award Agreement without the consent of the Participant in order to maintain an exclusion from the application of, or to maintain compliance with, Code Section 409A; and the Participant hereby acknowledges and consents to such rights of the Committee.

Section 18.Clawback. The Award and any amount or benefit received under the Plan shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any applicable Company or Subsidiary clawback policy (the “Policy”) or any applicable law, as may be in effect from time to time. The Participant hereby acknowledges and consents to the Company’s or a Subsidiary’s application, implementation and enforcement of (a) the Policy and any similar policy established by the Company or a Subsidiary that may apply to the Participant, whether adopted prior to or following the date of this Award Agreement and (b) any provision of applicable law relating to cancellation, rescission, payback or recoupment of compensation, and agrees that the Company or a Subsidiary may take such actions as may be necessary to effectuate the Policy, any similar policy and applicable law, without further consideration or action.
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IN WITNESS WHEREOF, the Company has caused this Award Agreement to be executed in its name and on its behalf, and the Participant acknowledges understanding and acceptance of, and agrees to, the terms of the Plan and this Award Agreement, all as of the Grant Date.
WEST BANCORPORATION, INC.
By: _________________________________________
Print Name: __________________________________
Title: ________________________________________
PARTICIPANT
_________________________________________________
Print Name: __________________________________